Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company.

This announcement appears for information purposes only and does not constitute any invitation to subscribe for any securities in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6128)

I. TERMINATION OF THE EXISTING SHARE AWARD SCHEME

AND SHARE OPTION SCHEME;

AND

II. PROPOSED ADOPTION OF THE 2023 SHARE AWARD SCHEME

Financial Adviser to the Company

TERMINATION OF THE EXISTING SHARE AWARD SCHEME AND SHARE OPTION SCHEME

The Existing Share Award Scheme, the Existing EIL Share Award Scheme and the Existing Share Option Scheme were adopted on 21 August 2014, 19 January 2021 and 3 June 2014 respectively.

In order to provide the Eligible Participants with equity incentives in compliance with the Listing Rules, the Board terminated the Existing Share Award Scheme and the Existing Share Option Scheme on 9 January 2023 and proposes the adoption of the 2023 Share Award Scheme.

The Existing EIL Share Award Scheme will continue to be in effect. As EIL is not a “principal subsidiary” as defined under Rule 17.14 of the Listing Rules, the Existing EIL Share Award Scheme will not be subject to the requirements of Chapter 17 of the Listing Rules. The Company will continue to comply with applicable Listing Rules (including Chapters 14 and 14A) in relation to operation of the Existing EIL Share Award Scheme and possible grant thereunder.

2023 SHARE AWARD SCHEME

The 2023 Share Award Scheme is conditional upon the passing of a resolution by the Ordinary Shareholders to approve the adoption of the 2023 Share Award Scheme and to authorise the Board to grant Awards under the 2023 Share Award Scheme and to allot and issue, procure the transfer of and otherwise deal with the Award Shares in connection with the 2023 Share Award Scheme.

Subject to the satisfaction of the conditions above, and any early termination, the 2023 Share Award Scheme shall be valid and effective for a term of 10 years commencing on the adoption date of the 2023 Share Award Scheme (the “Adoption Date”).

Objectives

The specific objectives of the 2023 Share Award Scheme are:

(i)	to attract talents, suitable personnel and entities that are Eligible Participants who will accept Awarded Shares as part of their remuneration, compensation or payment packages for the development and growth of the businesses of the Group and Related Entities;

(ii)	to award certain Selected Participants with Awarded Shares for accepting their appointments, employments or engagement by the Group and Related Entities;

(iii)	to recognise the contributions by certain Selected Participants and to provide them with incentives in order to retain them for the continual operation, development and growth of the Group and Related Entities; and

(iv)	to improve or create sense of connection and/or loyalty of certain Selected Participants to the Group and Related Entities.

Eligible Participants

Eligible Participants include:

(i)	Any director and employee of the Company or any of its Subsidiaries (including any persons who are granted Awards under the 2023 Share Award Scheme as an inducement to enter into employment contracts with the Group);

(ii)	Any director and employee of the Related Entities (“Related Entity Participant(s)”); and

(iii)	Any person who provided services to the Group on a continuing or recurring basis in its ordinary and usual course of business which are in the interest of long-term growth of the Group (“Service Provider(s)”). The Service Providers include: (a) suppliers of services to any member of the Group; and (b) advisors (professional or otherwise) or consultants to any area of business or business development of any member of the Group.

For the avoidance of doubt, the Service Providers exclude placing agents or financial advisers providing advisory services to the Group for fundraising, mergers or acquisitions; and professional service providers such as auditors or valuers who provide assurance or are required to perform their services to the Group with impartiality and objectivity.

The Board (including the independent non-executive Directors) is of the view that, apart from the contributions from employees and directors of the Group, the success of the Group might also come from efforts and contributions from non-employees (including Related Entity Participants and Service Providers) who have contributed to the Group or may contribute to the Group in the future. The eligibility of Related Entity Participants and Service Providers to participate in the 2023 Share Award Scheme is consistent with the purpose of the 2023 Share Award Scheme, which enables the Group to preserve its cash resources and use share incentives to encourage persons outside of the Group to contribute to the Group and align the mutual interests of each party, as the Company, the Related Entity Participants and the Service Providers, by holding on to equity incentives, will mutually benefit from the long term growth of the Group.

Vesting

The Board is entitled to impose any terms and conditions (including a period of continued employment, engagement and/or service within the Group and/or any Related Entity after the Award shall become entitled and/or vested), as it deems appropriate in its absolute discretion with respect to the entitlement and/or vesting of the Awarded Shares on the Selected Participant and shall inform such Selected Participant the relevant conditions of the Award and the Awarded Shares provided that the vesting period for Awards shall not be less than 12 months unless under specific circumstances. The Board believes that its ability to provide for flexible accelerated exercisability or vesting of the Award under specific circumstances allows it to provide competitive remuneration package to attract and retain individuals to provide services to the Group.

Scheme limit

As at the date of the announcement, the Company has 683,493,072 issued Ordinary Shares and 323,657,534 issued Preference Shares. Subject to the obtaining of Ordinary Shareholders’ approval with respect to the adoption of the 2023 Share Award Scheme and assuming that there is no change in the issued Ordinary Shares between the period from the date of the announcement to the Adoption Date, the maximum number of Ordinary Shares issuable pursuant to the 2023 Share Award Scheme on the Adoption Date will be 68,349,307 Ordinary Shares, representing approximately 10% of the existing issued Ordinary Shares of the Company (i.e. the Scheme Mandate).

The Company also proposes to set a sublimit of the Ordinary Shares in respect of Awards that may be granted to Service Providers, assuming there is no change in the issued Ordinary Shares between the period from the date of the announcement to the Adoption Date, the maximum number of Ordinary Shares may be granted to Service Providers is 34,174,653 Ordinary Shares, representing approximately 5% of the existing issued Ordinary Shares of the Company (the “Service Provider Sublimit”). The Service Provider Sublimit was determined based on 50% of the Scheme Mandate. The Service Provider Sublimit is subject to separate approval by the Ordinary Shareholders at the EGM and conditional on the adoption of the 2023 Share Award Scheme. Grant of Awards to any Service Provider will be subject to the adoption of the 2023 Share Award Scheme and the Service Provider Sublimit. For avoidance of doubt, if either of the adoption of the 2023 Share Award Scheme or the Service Provider Sublimit is not approved by the Ordinary Shareholders at the EGM, no Awards are allowed to be granted to any Service Provider.

The Service Provider Sublimit is determined based on the possible number of Award Shares that the Company intends to grant to Service Providers and the Company’s future business and development plan. The Board considers that the Service Providers Sublimit is appropriate and reasonable taking into account (i) the grant of Awards to the Service Providers under the 2023 Share Award Scheme will be decided on a case-by-case basis based on his/her contributions to the development and growth of the Company from time to time; and (ii) the Company estimates that the percentage of the number of Award Shares that the Company intends to grant to the Service Providers will be less than 5% of existing issued Ordinary Shares of the Company as at the Adoption Date.

The Directors consider the Service Provider Sublimit to be appropriate and reasonable given the Group’s business needs and such a limit provides the Group with flexibility to provide equity incentive (instead of expending cash resources in the form of monetary consideration) to reward and collaborate with persons who are not employees or officers of the Group, but who may have expertise in their field or who may be able to provide valuable expertise or services to the Group.

EGM

The EGM will be convened for the purpose of considering and, if deemed appropriate, approving the adoption of the 2023 Share Award Scheme and Service Provider Sublimit.

To the best of the knowledge, information and belief of the Directors, no Ordinary Shareholder has a material interest in the adoption of the 2023 Share Award Scheme and the Service Provider Sublimit, and is required to abstain from voting on the resolutions to approve the aforesaid matters at the EGM.

A circular containing, among other things, (i) further details of the 2023 Share Award Scheme and the Service Provider Sublimit; and (ii) a notice convening the EGM, will be dispatched to the Shareholders as soon as practicable in accordance with the Listing Rules. It is expected that the circular will be dispatched to the Shareholders on or before 12 January 2023.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“2023 Share Award Scheme”	the new share award scheme of the Company proposed to be considered and adopted at the EGM, the principal terms of which are set out in the Appendix

“ADS Owner(s)”	the person in whose name American Depositary Shares is registered on the books of the Depositary maintained for that purpose

“American Depositary Share(s)”	the securities that are listed on the NYSE American and traded under the symbol “GRFX”, each representing 20 Ordinary Shares

“Award(s)”	an award of Award Share(s) by the Board to Selected Participant(s) pursuant to the 2023 Share Award Scheme

“Award Share(s)”	the Ordinary Shares to be granted to Eligible Participant(s)

“Board”	the board of Directors of the Company

“Business Day”	means any day on which securities are traded on the Stock Exchange

“Company”

Graphex Group Limited (烯石電動汽車新材料控股有限公司), a company incorporated in the Cayman Islands with limited liability, the Ordinary Shares of which are listed on the Main Board of the Stock Exchange and the American Depositary Shares of which are listed on the NYSE American

“connected person(s)	has the meaning ascribed thereto under the Listing Rules

“Depositary”	The Bank of New York Mellon, a New York banking corporation, and any successor as depositary under the deposit agreement related to the American Depositary Shares

“Directors”	the directors of the Company

“EGM”	the extraordinary general meeting of the Company to be convened and held for the purposes of approving the 2023 Share Award Scheme and the Service Provider Sublimit

“EIL”	Earthasia (International) Limited, an indirect wholly-owned subsidiary of the Company

“Eligible Participant(s)”	eligible participant(s) under the 2023 Share Award Scheme

“Excluded Participant(s)”	any Eligible Participant who is (1) resident in a place where the award of the Awarded Shares and/or vesting and transfer of the Awarded Shares pursuant to the terms of the equity based incentive program is not permitted under the laws and regulations of such place; (2) where in the view of the Board, compliance with the applicable laws or regulations in such place makes it necessary or expedient to exclude such Eligible Participant; or (3) is a person that is defined as “Executive Officer” under Section 240.10D-1(d) of the U.S. Securities Exchange Act of 1934, as amended, or is otherwise required under U.S. securities laws or the rules any securities exchange or association where the Company has any securities traded, including its American Depository Shares, to be subject to recoupment in accordance under any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law

“Existing EIL Share Award Scheme”	the existing share award scheme adopted by EIL on 19 January 2021

“Existing Share Award Scheme”	the existing share award scheme adopted by the Company on 21 August 2014

“Existing Share Option Scheme”	the existing share option scheme adopted by the Company on 3 June 2014

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange as amended from time to time

“NYSE American”	the NYSE American LLC stock exchange market

“Ordinary Share(s)”	ordinary share(s) of HK$0.01 each in the issued share capital of the Company

“Ordinary Shareholder(s)	holder(s) of the Ordinary Share(s)

“PRC”	the People’s Republic of China

“Preference Share(s)”	the non-voting, non-convertible preference share(s) of HK$0.01 each in the issued share capital of the Company

“Preference Shareholder(s)”	holder(s) of the Preference Shares

“Related Entities”	holding companies, fellow subsidiaries or associated companies of the Company

“Scheme Mandate”	the maximum number of Award Shares which may be issued in respect of all Awards to be granted under the 2023 Share Award Scheme to be approved by the Shareholders at the EGM

“SEC”	the U.S. Securities and Exchange Commission

“Selected Participants”	eligible participants selected by the Board to grant Award(s) pursuant to the 2023 Share Award Scheme

“Share(s)”	collectively, the Ordinary Shares and the Preference Shares

“Shareholder(s)”	holder(s) of the Share(s)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By Order of the Board
Graphex Group Limited
Lau Hing Tat Patrick
Chairman

Hong Kong, 9 January 2023

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang, Mr. Tang Zhaodong and Mr. Chan Anthony Kaikwong.

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